Filed Pursuant to Rule 433

Registration No. 333-285621

Relating to the

Preliminary Prospectus Supplement

dated June 25, 2026

(To Prospectus dated March 6, 2025)

PRICING TERM SHEET

June 25, 2026

Nuvation Bio Inc.

Offering of

$250,000,000 0.75% Convertible Senior Notes Due 2032

The information in this pricing term sheet supplements Nuvation Bio Inc.’s preliminary prospectus supplement, dated June 25, 2026 (the “Preliminary Prospectus Supplement”), and the accompanying prospectus, dated March 6, 2025, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”). This pricing term sheet supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, including all other documents incorporated by reference therein. References to “we,” “our” and “us” refer to Nuvation Bio Inc. and not to its consolidated subsidiaries and references to “Class A common stock” refer to our Class A common stock, par value $0.0001 per share. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars. Nuvation Bio Inc. has increased the size of the offering of the notes from the previously announced offering size of $200,000,000. The final prospectus supplement relating to the offering will reflect conforming changes relating to such increase in the size of the offering.

Issuer:	Nuvation Bio Inc.

Ticker/Exchange for Our Class A Common Stock:	“NUVB” / the New York Stock Exchange.

Securities:	0.75% Convertible Senior Notes due 2032 (the “notes”).

Offering Size:	$250,000,000 aggregate principal amount of notes (plus up to an additional $37,500,000 aggregate principal amount of notes pursuant to the underwriters’ over-allotment option).

Offering Price:	100% of principal amount per note.

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof.

Underwriting Discount:	3.0% of the principal amount of the notes, and $7,500,000 in the aggregate (or $8,625,000 in the aggregate, if the underwriters exercise their over-allotment option in full).

Ranking:	Senior unsecured.

Maturity:	July 1, 2032, unless earlier converted, redeemed or repurchased.

Redemption at Our Option:	We may not redeem the notes prior to July 6, 2029. We may redeem for cash all or any portion of the notes (subject to the partial redemption limitation described below), at our option, on a redemption date on or after July 6, 2029 if the last reported sale price of our Class A common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide the related notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. If we redeem less than all the outstanding notes, at least $75.0 million aggregate principal amount of notes must be outstanding and not subject to redemption as of, and after giving effect to, delivery of the relevant notice of redemption. No “sinking fund” is provided for the notes, which means that we are not required to redeem or retire the notes periodically. See the caption “Description of Notes–Optional Redemption” in the Preliminary Prospectus Supplement.

Fundamental Change:	If we undergo a “fundamental change” (as defined in the Preliminary Prospectus Supplement under the caption “Description of Notes–Fundamental Change Permits Holders to Require Us to Repurchase Notes”), then, subject to certain conditions and except as described in the Preliminary Prospectus Supplement, holders may require us to repurchase for cash all or any portion of their notes in principal amounts of $1,000 or an integral multiple thereof. The fundamental change repurchase price will be equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date. See the caption “Description of Notes-Fundamental Change Permits Holders to Require Us to Repurchase Notes” in the Preliminary Prospectus Supplement.

Interest and Interest Payment Dates:	0.75% per year.

Interest will accrue from June 30, 2026 and will be payable semiannually in arrears on January 1 and July 1 of each year, beginning on January 1, 2027.

Interest Record Dates:	December 15 and June 15 of each year (whether or not a business day), immediately preceding any January 1 or July 1 interest payment date, as the case may be.

Last Reported Sale Price of Our Class A Common Stock on the New York Stock Exchange on June 25, 2026:	$5.81 per share.

Initial Conversion Rate:	127.4941 shares of our Class A common stock per $1,000 principal amount of the notes.

Initial Conversion Price:	Approximately $7.84 per share of our Class A common stock.

Conversion Premium:	Approximately 35.0% above the last reported sale price of our Class A common stock on the New York Stock Exchange on June 25, 2026.

Settlement Method:	Cash, shares of our Class A common stock or a combination of cash and shares of our Class A common stock, at our election, as described in the Preliminary Prospectus Supplement.

Joint Book-Running Managers:	Jefferies LLC Citigroup Global Markets Inc.

Cantor Fitzgerald & Co.

Bookrunner:	RBC Capital Markets, LLC

Pricing Date:	June 25, 2026.

Trade Date:	June 26, 2026.

Expected Settlement Date:	June 30, 2026.

We expect that delivery of the notes will be made to investors in book-entry form through The Depository Trust Company on or about June 30, 2026, which will be the second business day following the Trade Date (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day preceding the Expected Settlement Date will be required, by virtue of the fact that the notes initially will settle T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day preceding the Expected Settlement Date should consult their own advisors.

CUSIP Number:	67080N AA9.

ISIN:	US67080NAA90.

Listing:	None.

Use of Proceeds:

We estimate that the net proceeds from the offering will be approximately $241.2 million (or approximately $277.6 million if the underwriters’ over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We expect to use the net proceeds from the offering (i) to pay the $14.9 million cost of the capped call transactions described under the caption “Description of Capped Call Transactions” in the Preliminary Prospectus Supplement, (ii) to repay in full all obligations under our senior secured loan agreement, and (iii) for general corporate purposes, which may include working capital, operating expenses, capital expenditures and general and administrative expenses. See the caption “Use of Proceeds” in the Preliminary Prospectus Supplement.

Cap Price:	The cap price of the capped call transactions relating to the notes will initially be $10.4580, which represents a premium of 80.0% over the last reported sale price of our Class A common stock on the New York Stock Exchange on June 25, 2026, and is subject to certain adjustments under the terms of the capped call transactions. See the caption “Description of Capped Call Transactions” in the Preliminary Prospectus Supplement.

Description of Notes-Conversion Rights-Increase in Conversion Rate upon Conversion upon a Make-Whole

Fundamental Change or Notice of Redemption

Holders who convert their notes in connection with a make-whole fundamental change (as defined in the Preliminary Prospectus Supplement) occurring prior to the maturity date or convert their notes called for redemption (or deemed called for redemption) during the related redemption period (as defined in the Preliminary Prospectus Supplement) may be entitled to an increase in the conversion rate for the notes so surrendered for conversion as set forth in the Preliminary Prospectus Supplement under the caption “Description of Notes-Conversion Rights-Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or Notice of Redemption.”

The following table sets forth the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of notes for each stock price and effective date set forth below:

	Stock Price
Effective Date	$5.81	$6.50	$7.84	$9.00	$10.20	$15.00	$20.00	$30.00	$40.00	$50.00
June 30, 2026	44.6229	36.7062	26.1148	20.0678	15.6392	6.7053	3.1890	0.8020	0.1480	0.0000
July 1, 2027	44.6229	36.7062	26.1148	19.9978	15.3804	6.2827	2.8505	0.6410	0.0898	0.0000
July 1, 2028	44.6229	36.7062	26.1148	19.4756	14.6971	5.5913	2.3645	0.4450	0.0298	0.0000
July 1, 2029	44.6229	36.7062	25.1939	18.2189	13.3510	4.5373	1.7090	0.2300	0.0010	0.0000
July 1, 2030	44.6229	36.7062	23.0217	15.8267	11.0029	3.0500	0.9245	0.0487	0.0000	0.0000
July 1, 2031	44.6229	33.4646	18.4158	11.2111	6.8618	1.1760	0.2020	0.0000	0.0000	0.0000
July 1, 2032	44.6229	26.3523	0.0574	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365- or 366-day year, as applicable.

•

If the stock price is greater than $50.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

•

If the stock price is less than $5.81 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of notes exceed 172.1170 shares of our Class A common stock, subject to adjustment in the same manner as the conversion rate as set forth in the Preliminary Prospectus Supplement under the caption “Description of Notes–Conversion Rights–Conversion Rate Adjustments.”

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and the offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, New York 10022, by telephone at 877-821-7388 or by email at Prospectus_Department@Jefferies.com; Citigroup Global Markets Inc., c/o

Broadridge Financial Solutions 1155 Long Island Avenue, Edgewood, NY 11717, by phone at 1-800-831-9146; Cantor Fitzgerald & Co. by mail at Attention: Capital Markets, 110 East 59th Street, New York, NY 10022 or by email at prospectus@cantor.com; or RBC Capital Markets, LLC, Attn: Equity Capital Markets, 200 Vesey Street, 8th floor, New York, NY 10281, by telephone at 877-822-4089 or by email at equityprospectus@rbccm.com.

The information in this pricing term sheet is not a complete description of the notes or the offering. You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.